Exhibit 99.1

ARCHER – secures the first contract for the Archer Emerald Modular Rig with Shell Todd Oil Services in New Zealand

Hamilton, Bermuda (July 27, 2011)

Archer has entered into an agreement with Shell Todd Oil Services ("STOS") for the provision of the drilling modular rig and services for the modular rig Archer Emerald ("the Emerald").

Mobilization will take place in the first half of 2012. The modular rig will operate in New Zealand on the Maui A offshore platform.

The total contract value, including mobilisation, demobilization and options for contract extensions, is USD 45 million.

Jørgen P. Rasmussen, President and Chief Executive Officer in Archer says:

"We are very pleased to secure the first contract for the Emerald Rig at satisfactory day rates.  This contract demonstrates the attractiveness of our modular rig concept and the fact that we are able to work with an experienced operator such as Shell underscores the value of this concept The modular rig concept uniquely combines flexibility, efficiency, short rig-up and rig-down time, with operational safety, making it a unique proposition for our customers also in the North Sea, Middle East and Latin America in the future. "

About the Archer Emerald Modular Rig
The Archer Emerald is a breakthrough in the field - an innovative, modular design that offers operational flexibility and cost efficiency unrivalled by other mobile offshore drilling facilities on the market.

Archer Emerald is designed to stand alone and can be rigged up on all offshore installations and perform all the drilling services from the top hole to TD, completions and Plug & Abandonment.

The modular rig package is lighter and more compact than alternatives, reducing the platform size required, the size of the drilling crew and the construction costs. It can be tailored to meet well-specific requirements.

The Emerald Modular Rig represents the coming together of Archer's people - with a wealth of experience and a deep, practical knowledge of the offshore drilling industry - and the ability of its engineering teams to conceive and develop groundbreaking technology.

For a more detailed description of the Emerald, please visit our webpage;
http://www.archerwell.com/page/11/modular-rigs.htm

For further information, please contact:

Jørgen P. Rasmussen,
CEO - Archer Management Limited, Phone +44 207 5901599

Lars Bethuelsen,
SVP Investor Relations - Archer Management AS, Phone: +47 51 30 80 00

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)